ITEM 77D: On June 29, 2009, the Board of Directors of the Registrant approved amendments to certain non-fundamental investment policies of the Registrant. The Directors voted to eliminate the requirement to invest at least 90% of its total assets in common stocks
(including REIT shares), preferred stocks, and other equity securities issued by real estate companies, such as "real estate investment trusts" ("REITs"). Although the Registrant, under normal market conditions, will invest at least 80% of its total assets in income producing equity securities issued by high quality REITs, the Directors approved revisions to the definition of high quality, noting that high quality REITs are companies that, in the opinion of the Investment Manager, offer prospects for above average revenue and earnings growth and to determine whether a company is of high quality, the Investment Manager generally looks to the company's record of earnings growth, as well as to a company's current ratio of debt to capital and the quality of its management. In addition, the Directors voted to (i) increase the fund's 20% limit on investments in foreign securities to 25% of the Registrant's total assets, of which 15% may be invested in emerging markets; (ii) expand the types of permitted investments for temporary defensive measures to include short-term debt instruments, government securities, cash or cash equivalents (currently only investment grade debt securities); (iii) remove the 10% limitation on investments in mortgage and hybrid REITs; and (iv) remove the restriction that REIT investments will have a market cap greater than $100 million.

On June 9-10, 2009, the Board of Directors of the Registrant approved that the Registrant may, but is not required to, use, without limit, various strategic transactions described below to seek to generate return, facilitate portfolio management and mitigate risks. Although the Investment Manager may seek to use these kinds of transactions to further the Registrant's investment objectives, no assurance can be given that they will achieve this result. The Registrant may enter into exchange-listed and over-the-counter put and call options on securities (including securities of investment companies and baskets of securities), indexes, and other financial instruments; purchase and sell financial futures contracts and options thereon; enter into various interest rate transactions, such as swaps, caps, floors or collars or credit transactions; equity index, total return and credit default swaps;
forward contracts; and structured investments. In addition, the Registrant may enter into various currency transactions, such as forward currency contracts, currency futures contracts, currency swaps or options on currency or currency futures. The Registrant also may purchase and sell derivative instruments that combine features of these instruments. The Registrant may invest in other types of derivatives, structured and similar instruments which are not currently available but which may be developed in the future.